PTM Publications, Inc.
E-2-14 Block E, Plaza Damas
Jalan Hartamas 1, Sri Hartamas
Kuala Lumpur 50480 MALAYSIA

September 26, 2006

Ms. Raquel Howard, Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
202 Fifth Street N.W.
Washington, DC 20549

RE: PTM Publications, Inc.
Item 4.01 Form 8-K
Filed August 11, 2006
File No. 0-52044

Dear Ms. Howard:

In response to your letter of August 18, 2006, regarding the above-referenced filing, I herewith respectfully provide the following responses, keyed to correspond to your enumerated comments:

1.	Please see the revised first paragraph.
2.	Please see the revised second paragraph.
3.	Please see Exhibit 16 attached hereto.

We hereby acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in the subject Form 8-K filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thanks you very much for your kind cooperation and assistance in this matter and, again, please accept our apologies for the delay in responding.

Sincerely,

/s/ Jasmin Bin Omar Jayaseelan
President and CEO